UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 15, 2002


                                  BUNGE LIMITED
                 (Translation of registrant's name into English)


                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F___X___ Form 40-F______

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes ________ No ___X_____

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                                    EXHIBITS
                                    --------


Exhibit 1 Press release dated October 15, 2002 announcing completion of Cereol S.A. acquisition

Exhibit 2 Press release dated October 15, 2002 announcing completion of offering of senior notes and private placement of senior guaranteed notes

Exhibit 3 Press release dated October 15, 2002 announcing commitment for refinancing of Cereol debt

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: October 15, 2002           Bunge Limited



                                 By: /s/ Theodore P. Fox, III
                                     -------------------------------------------
                                     Theodore P. Fox, III
                                     Controller and Principal Accounting Officer